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                              March 6, 2024

       Douglas Moore
       Chief Executive Officer
       CleanCore Solutions, Inc.
       5920 South 118th Circle, Suite 2
       Omaha, NE 68137

                                                        Re: CleanCore
Solutions, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 23,
2024
                                                            File No. 333-274928

       Dear Douglas Moore:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Comparison of Six Months Ended December 31, 2023 and 2022, page 35

   1. We note your decrease in revenue of 56.79% was primarily due to decreases in the volume of products sold
to your largest customers, due to external factors that impacted their number of
purchases, offset by increases in product prices. We also note this decrease was larger
than the 35.2% first quarter decline in revenues. Please revise your disclosure to fully
describe in further detail the external factors that impacted the number of purchases made by
your largest customers. Please separately discuss your largest customers. In this
regard, for example, we note in your discussion of full year 2023 compared to full year
2022 a reference to the insolvency of a distributor that accounted for
                                                        10% of total revenue.
 Douglas Moore
FirstName
CleanCore LastNameDouglas  Moore
           Solutions, Inc.
Comapany
March      NameCleanCore Solutions, Inc.
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
2. We note increases in product prices had a significant impact on gross margin, increasing from 27.30% to 51.32%. Please revise your disclosure to discuss in further detail the increase in prices given the significant impact. For example, identify the specific products that experienced a price increase, the timing of the price increases, and the approximate percentage of the price increases. In addition, please revise your disclosure to separately quantify the impact to revenue from the decrease in volume versus the increase in prices.
3. You disclose, in part, for the six months ended December 31, 2023, our net loss of
         $782,093 and a decrease in inventory of $91,874 [...] were the primary drivers of net cash used in operating activities. We note, however, that inventory increased during that period. Please correct your reference and also describe the reason for the increase in inventory. In addition, we note inventory is almost 50% of total current assets and there is greater than one year's worth of inventory based upon the amount of cost of sales for the most recent interim period. Please discuss the approximate duration it will take you to use the $506,248 in parts and $250,698 in finished goods as of December 31, 2023.
Principal Stockholders, page 63

4. We note your disclosure that Mr. Clayton Adams has the right to acquire 2,000,000 shares of Class A Common Stock within 60 days through the exercise of vested stock options, which would result in Mr. Adams owning 93.02% of the Class A Common Stock and
         55.34% of total voting power in the company prior to the offering. Please revise your disclosure throughout the registration statement to note that while Mr. Atkinson currently owns 100% of the Class A Common Stock outstanding and will control approximately
         64% of the total voting power of the company post-offering, Mr. Adams would control approximately 63% of the company's Class A Common Stock and 54% of the voting control of the company post-offering if he were to exercise his vested stock options.
       Please contact Jeanne Bennett at 202-551-3606 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Louis A. Bevilacqua, Esq.